Exhibit 99.1
Yingli Green Energy Subsidiary Signs Eight-Year
US$70 million Loan Agreement with China Development Bank
to Support Expansion Plan; Company Also Announces New
VP of Technology
BAODING, China — December 23, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that its wholly-owned subsidiary, Yingli Energy (China) Co., Ltd. (“Yingli China”), has entered into an eight-year loan agreement with China Development Bank (“CDB”). The Company also announced the appointment of a new Vice President of Technology, Mr. Jingfeng Xiong, replacing Dr. Nabih Cherradi who has resigned to pursue other interests.
Eight-Year US$70 million Loan Agreement with China Development Bank
Yingli Green Energy’s wholly-owned subsidiary, Yingli China, has entered into an eight-year loan agreement with CDB, a government policy bank solely owned by China’s central government. CDB provides mid to long term financing support for the development of key government projects and for construction in the infrastructure sector, basic industries, pillar industries and high-technology industry. Under the agreement, CDB has agreed to provide to Yingli China, subject to certain conditions, an aggregate of US$70 million to support Yingli China’s construction of PV cell manufacturing lines with 100 MW annual production capacity.
“We are pleased to receive financing support from CDB,” commented Mr. Zongwei Li, Chief Financial Officer of Yingli Green Energy. “As one of the world’s leading vertically integrated PV product manufacturers, we are dedicated to providing the means to produce clean energy. CDB has always been a strong supporter of the State’s policies of promoting sustainable development with a market oriented approach. The same mission we share is the solid base for our cooperation. This loan provides us additional support for expanding our annual production capacity to 600 MW in the third quarter of 2009.”
New Vice President of Technology
Effective December 23, 2008, Mr. Jingfeng Xiong has been appointed as Vice

President of Technology of Yingli Green Energy, replacing Dr. Nabih Cherradi who has resigned from this position to pursue other interests. Mr. Xiong joined the Company in 2000. In his eight years at the Company, he has served in a variety of roles, including as the Manager for Wafer, Cell, and Module Workshops, respectively, Quality Manager, Technical Department Manager, System Application Department Manager, and Chief Engineer, gaining extensive experience that will be highly valuable in his new role. Mr. Xiong has an especially solid understanding of each step of our manufacturing process and of all the related equipment. And he has initiated and led research and development projects for optimizing operation and automating our vertically integrated production lines resulting in improved yield rates, cost savings and increased cell convention efficiencies. He received a bachelor’s degree in electronics from Hebei University.
Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy commented, “As our company has always been focused on improvement in product quality and cost control as our key strategies, we are pleased to appoint Mr. Xiong to this significant position in our company. He is a highly respected executive and engineer with a wealth of theoretical knowledge and practical experience in research and development and manufacturing at Yingli. Led by Mr. Xiong, Yingli’s technical team achieved significant progress in the field of quality improvement and cost savings through streamlining or reengineering the existing production process and improving the level of automation in our facility. We believe his more than eight years of experience in Yingli’s operations and his successful track record will be invaluable in his new role.”
Mr. Miao concluded, “We greatly appreciate the contributions Dr. Cherradi made during his tenure here and wish him and his family the very best with his future endeavors.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 400 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Through its wholly owned subsidiary, Yingli Energy (China)

Co., Ltd., Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 600 MW in the third quarter of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, South Korea, Belgium, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

In Hong Kong:
Chen Yuan Yuan
Christensen
Tel: +852-2232-3926
Email: ychen@ChristensenIR.com

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